Exhibit (a)(12)

DEMANDWARE, INC.

Notice to Holders of Restricted Share Awards

June 28, 2016

Dear Restricted Share Award Holder:

On May 31, 2016, Demandware, Inc. (“Demandware” or, the “Company”) entered into an Agreement and Plan of Merger with salesforce.com, inc. (“Salesforce”) and Dynasty Acquisition Corp. (the “Purchaser”), pursuant to which Purchaser, a wholly owned subsidiary of Salesforce, has commenced a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company at a price of $75.00 per share (such amount, the “Offer Price”). Following the consummation of the Offer, the Purchaser will merge with and into the Company (the “Merger”), and all shares of the Company common stock not tendered in the Offer will convert into the right to receive the Offer Price in the Merger. The Company will survive the Merger as a wholly owned subsidiary of Parent.

You are receiving this letter because you hold outstanding restricted share awards (“RSAs”) granted under and pursuant to the Demandware 2012 Stock Incentive Plan, as amended (the “Plan”).

We would like to inform you about how your RSAs will be treated in connection with the Offer and the Merger. For purposes of this Notice, the term “Offer Acceptance Date” will mean the date when Company common stock tendered in the Offer is first accepted by Salesforce for payment. The Offer currently is scheduled to end at midnight, Eastern Time, on Friday, July 8, 2016. If the Offer ends as scheduled, we currently expect the Offer Acceptance Date to be on or about Monday, July 11, 2016. For purposes of this Notice, the term “Merger Effective Time” will mean the effective time of the Merger, which, if all conditions are satisfied, we currently expect to be on or about Monday, July 11, 2016.

Please read this Notice carefully. Note that the description in this Notice applies to the treatment of RSAs held in the United States and their resulting tax consequences, except as indicated below.

UNVESTED RSAs. Your outstanding RSAs that are unvested as of the Merger Effective Time and that vest solely based on the satisfaction of service conditions (the “Unvested RSAs”) will be assumed by Salesforce (the “Assumed RSAs”). (Any performance-based RSAs will have vested based on target performance and be treated as described below for Vested RSAs.) Each Assumed RSA will continue to be subject to the same terms and conditions, including vesting, set forth in the Plan and award agreement under which the RSA was issued and your individual RSA agreement, except that references to the “Company” in the Plan and your individual RSA agreements will be references to Salesforce, the Assumed RSAs will become RSAs to acquire shares of Salesforce common stock, and the number of shares of Salesforce common stock subject to your Assumed RSAs will be adjusted to a number determined by multiplying the number of shares of Company common stock that would be issuable under such Assumed RSAs immediately prior to the Merger Effective Time by the Exchange Ratio (as described in the Merger Agreement) and rounding down to the nearest whole number.

The Exchange Ratio is based on the per-share deal price divided by an average closing stock price of Salesforce shares shortly before the closing date. The “Exchange Ratio” will equal the “Merger Consideration” (as defined in the Merger Agreement) divided by the volume weighted average closing sale price of one share of Salesforce common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on the date that is two trading days immediately preceding the closing date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events), rounded to the nearest 0.00001.

By way of example:

If you have 100 unvested RSAs, and the Salesforce stock is valued at $83.77, the calculation would be as follows:

Exchange Ratio = $75 divided by $83.77 = 0.89531

100 RSAs multiplied by 0.89531 = 89 RSAs of Salesforce stock

VESTED RSAs. Any portion of your outstanding RSAs that are vested but unsettled as of the Offer Acceptance Date (including any RSAs for which vesting accelerates as of the Offer Acceptance Date) (the “Vested RSAs”) will be cancelled and automatically converted into the right to receive a cash payment following the Offer Acceptance Date equal to $75.00 multiplied by the number of shares subject to the Vested RSAs, less applicable tax withholdings (the “Cash Payment”).

U.S. Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Offer and the Merger with respect to your RSAs, including the applicability and effect of federal, state, local and non-U.S. tax laws. Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.

Cash Payments Following Offer Acceptance Date

A U.S. taxpayer who receives a Cash Payment in connection with the purchase of the shares under their Vested RSAs will recognize ordinary income in an amount equal to his or her Cash Payment at the time the payment is made. Such income generally will constitute compensation income and therefore, for persons who received the awards as employees, will be subject to the collection of applicable U.S. federal and state income and employment tax withholdings.

Assumed RSAs

U.S. taxpayers with Assumed RSAs will not recognize ordinary income at the time Salesforce assumes these RSAs. Instead, each individual will recognize ordinary income when the shares in the Assumed RSAs vest. The amount of ordinary income recognized for U.S. tax purposes will equal the fair market value on the payment date of the shares of Salesforce common stock that the individual receives and, for persons who received the awards as employees, will be subject to the collection of applicable U.S. federal and state income and employment tax withholdings.

International Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Merger with respect to your Vested and Unvested RSAs, but, in general terms, treatment of Vested and Unvested RSAs granted outside of the United States will be consistent with the treatment outlined above in the section titled “U.S. Tax Implications”.

Please submit any questions you have regarding this notice by e-mail to Cecilia Mullen at cmullen@demandware.com or by telephone at (781) 425-1290 or Stacy Krause at skrause@demandware.com or by telephone at (781) 425-1327.

Sincerely,

Stock Administration
Demandware, Inc.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock are made only pursuant to the tender offer statement on Schedule TO, including an offer to purchase and other related materials that Salesforce filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016, and any amendment thereto filed after that date. In addition, the Company filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer on June 10, 2016 and any amendment thereto filed after the date thereof. The Company’s stockholders can obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9, the amendments to those documents, and related materials with respect to the offer, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials or from the Company or Salesforce. The Company’s stockholders are advised to read these documents, all amendments to these documents and all other documents related to the tender offer filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.